Exhibit 99.1

QIWI Announces Extraordinary General Meeting of Shareholders

MOSCOW, RUSSIA – June 11, 2015 – QIWI plc (Nasdaq: QIWI, MOEX: QIWI) (“QIWI” or the “Company”) today announced that it will hold an extraordinary general meeting of shareholders (“EGM”) on Tuesday July 28, 2015, at 10:00a.m. (MSK) at QIWI’s office located at Spiridonovka str. 4, bld.2, Moscow, Russia.

Only shareholders of record at the close of business on June 8, 2015 are entitled to receive notice, attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the EGM.

At the EGM, the following items will be submitted for shareholders’ approval:

1.	approval of total amount of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan;

2.	approval of the 2015 Employee Restricted Stock Units Plan.

Further details on the agenda and procedural matters related to the EGM will be made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.3 million virtual wallets, over 177,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy Head of Corporate Development and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com